Certification Pursuant to 18 U.S.C. Section 1350,

As Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Quarterly Report of E-LOAN, Inc. (the "Company") on Form 10-Q for the fiscal quarter ended March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Christian A. Larsen, as Chief Executive Officer, President and Chairman of the Board of the Company hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d), as applicable of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Christian A. Larsen
Christian A. Larsen
Chief Executive Officer, President and Chairman

May 7, 2004

A signed original of this written statement required by Section 906 has been provided to E-LOAN, Inc. and will be retained by E-LOAN, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.